101 Hudson Street · Jersey City, NJ 07302 T 201-604-1800 · F 201-740-0889

September 17, 2012

Michael R. Clampitt
Senior Staff Attorney
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Franklin Credit Management Corporation Form 10 Filed August 13, 2012 File No. 000-54781

Dear Mr. Clampitt:

By letter dated September 5, 2012 (the “Commission Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on the Registration Statement on Form 10 (the “Form 10”) filed by Franklin Credit Management Corporation (the “Company”).

On September 17, 2012, the Company filed with Commission Amendment No. 1 to the Form 10 (File No. 000-54781). In order to facilitate the Staff’s review of the responses of the Company to the comments set forth in the Commission Letter, this letter responds to each of those comments on a point-by-point basis. In particular, the numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Commission Letter.

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the
Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your registration statement to:
·	Describe how and when a company may lose emerging growth company status;
·	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
·	State your election under Section 107(b) of the JOBS Act:
o	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

Michael R. Clampitt Senior Staff Attorney United States Securities and Exchange Commission September 17, 2012 Page 2

o	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response

We have added disclosure to the Information Statement cover page as well as to pages 13, 31 and 32 of the Information Statement in response to this comment.

Exhibit 99.4

General

2.	Please revise to update the financial statements. Refer to Rule 8-08 of Regulation S-X.

Response

The financial statements have been updated in accordance with Rule 8-08 of Regulation S-X.

3.	Please revise to include pro forma financial statements reflecting the effects of the reorganization on FCMC’s financial statements, including the issuance of shares, the cash payment made, the accrual of the future payment to be made and the effects on earnings per share. Discuss whether the future payment will be made ratably over the five year period or in a lump sum at the end of the five year period.

Response

Additional disclosure has been added to the Information Statement in response to this comment. Please see “Unaudited Pro Forma Cash and Cash Equivalents and Capitalization” on page 49 and “Unaudited Pro Forma Condensed Financial Statements” on pages 52-54. We also discuss on pages 49, 52, 53, 54, F-31 and F-48 that the future payments under the note will be made ratably over the five year period (with no lump sum to be made at the end of the five year period).

Michael R. Clampitt Senior Staff Attorney United States Securities and Exchange Commission September 17, 2012 Page 3

Summary

Bankruptcy Filing of Franklin Holding, page 1

4.	We note your disclosure that your fair market value was determined by an independent third party. Please revise to add a more detailed description of how the fair market value was determined, especially the ratio for your common stock and the cash payment to be made to Franklin Holding. Please also describe the process by which the distribution amounts were determined and include the factors that were considered in making these determinations.

Response

We have added disclosure to pages 3-4 of the Information Statement in response to this comment.

FCMC’s Current Operations, page 6

5.	We note that the lending and servicing agreements with Bosco I expired on May 28, 2011. Please revise to state the percentage of your loans serviced and the related servicing revenues that are dependent on these expired agreements.

Response

We have added disclosure to page 9 of the Information Statement in response to this comment.

Risk Factors

If FCMC’s lender fails to renew FCMC’s Licensing Credit Agreement for additional terms, page 17

6.	We note that your revolving line of credit and letter of credit facilities will expire on March 31, 2013. Please revise to explain if there is any reason why management would be concerned that the credit facilities will not be renewed.

Response

We have added disclosure to page 20 of the Information Statement in response to this comment.

Michael R. Clampitt Senior Staff Attorney United States Securities and Exchange Commission September 17, 2012 Page 4

FCMC may not be adequately protected against the risks inherent in servicing subprime residential mortgage loans, page 19

7.	Please provide the percentage of loans that were underwritten in accordance with standards designed for subprime residential mortgages. Please also provide the percentage of loans that are under-collateralized or have become unsecured.

Response

We have added disclosure to page 23 of the Information Statement in response to this comment.

A number of the second-lien mortgage loans that FCMC services are subordinated to ARM, page 20

8.	Revise to provide the percentage of loans that are subordinated to ARM or interest-only mortgages that may be subject to monthly payment increases.

Response

We have added disclosure to page 23 of the Information Statement in response to this comment.

FCMC may be subject to losses from the mortgage loans it acquired, page 20

9.	Please tell us whether you have any reason to suspect that the loans acquired by your former subsidiary were issued on the basis of intentional or negligent misrepresentations.

Response

We have added disclosure to page 24 of the Information Statement in response to this comment.

Michael R. Clampitt Senior Staff Attorney United States Securities and Exchange Commission September 17, 2012 Page 5

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

10.	Please revise to disclose the amount of fees earned from sister companies that were not recorded due to the uncertainty of their collectability. Revise your document to provide a discussion of this arrangement, including why management believes it is prudent for the company to provide services for which it is not compensated.

Response

We have added disclosure to page 56 of the Information Statement in response to this comment. We supplementally advise you that FCMC provided certain administrative services to its parent and sister companies without being compensated from the fourth quarter of 2011 through the date of the distribution due to Franklin Holding’s reduced available cash and bankruptcy filing. FCMC provided such services because it believed they were critical to Franklin Holding and necessary for it to complete the bankruptcy process and the distribution. We respectfully submit that, because such services are no longer being provided after the distribution, disclosure to this effect has not been added to the Information Statement because it is not material to investors.

11.	Please add discussion of your trends in the “Overview” section of the June 30, 2012 MD&A. More information should be given regarding the decline in revenues under the related party contracts, the management fee terms, and the amount of fees waived.

Response

We have added disclosure to page 56 of the Information Statement in response to this comment.

Description of FCMC’s Business

Due Diligence Services, page 55

12.	Revise to provide a more detailed description of the due diligence assignment disclosed in this section.

Response

We have added disclosure to page 66 of the Information Statement in response to this comment.

Michael R. Clampitt Senior Staff Attorney United States Securities and Exchange Commission September 17, 2012 Page 6

Indemnification of Directors and Officers, page 103

13.	You may not qualify this section by reference to the statutes and to your certificate of incorporation and bylaws. Revise to state that all material terms have been discussed.

Response

The section entitled “Indemnification of Directors and Officers” beginning on page 113 of the Information Statement has been revised to indicate that “The following summary discusses all material terms relating to the indemnification of directors and officers.”

Financial Statements of Franklin Credit Management Company, beginning on page F-1

14.	Please revise the statements of operations and elsewhere, as appropriate, to present earnings per share.

Response

The Unaudited Pro Forma Condensed Statements of Operations on page 53, the Statements of Operations on page F-4 and F-34 have been revised in response to this comment. See also Note 15 on page F-32 and Note 14 on page F-48.

Note 3. Cash and Cash Equivalents, page F-11

15.	It appears the pledged cash of $7.5 million represents restricted cash. Please revise to present this amount as restricted cash on the face of the balance sheets. Alternatively, disclose why you believe such a classification is not required.

Response

The financial statements have been revised to present the $7.5 million of pledged cash as restricted cash on the face of the balance sheets on page F-3 and F-33 and on the statements of cash flows on page F-6 and F-36. See also Note 2 on page F-10, Note 3 on page F-11, Note 2 on page F-38 and Note 4 on page F-39. Conforming changes have also been made to the sections entitled “Summary – Selected Summary Financial Data” and “Selected Historical Financial Information,” and elsewhere in the Information Statement as appropriate.

Michael R. Clampitt Senior Staff Attorney United States Securities and Exchange Commission September 17, 2012 Page 7

Note 4. Receivables, page F-11

16.	Please revise to disclose your accounting policy for establishing a valuation allowance for your accounts receivable and include a roll-forward of it, as applicable. To the extent you do not have a valuation allowance, explain why given the charge-off of receivables from sister companies.

Response

Note 4 on pages F-11 and F-12 and Note 6 on pages F-40 and F-41 have been revised in response to this comment.

17.	Please revise to present an aging of your accounts receivable.

Response

We have reviewed the staff’s comment requesting the Information Statement be revised to present an aging of accounts receivable and respectfully believe that such a presentation is not required. Under ASC 310, our receivables do not meet the definition of financing receivables, as defined, since ASC 310 specifically exempts short-term trade receivables such as trade receivables. Significantly, our receivables as disclosed in the notes to the financial statements are principally comprised of two sources as of December 31, 2011 and 2010, respectively; (i) servicing fees or trade receivables of approximately 53% and 58% and (ii) amounts due under an escrow arrangement of 39% and 28%.

18.	Please revise to provide an expanded discussion of the nature of the amounts held by a trustee.

Response

Note 4 on pages F-11 and F-12 has been revised in response to this comment. Please note that more detail has been added to Note 6 on pages F-40 and F-41 to reflect events subsequent to June 30, 2012.

* * *

Michael R. Clampitt Senior Staff Attorney United States Securities and Exchange Commission September 17, 2012 Page 8

The Company acknowledges that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any changes we have made in Amendment No.1 to Form 10 or any of our responses to the comments set forth in the Commission Letter, please contact the undersigned at (201) 604-4505 or Matthew Dyckman of SNR Denton US LLP, legal counsel to the Company, at (202) 408-9123.

Very truly yours,

/s/ Kevin Gildea

Kevin Gildea
Chief Legal Officer and Executive Vice President

cc:	Paul D. Colasono, Chief Financial Officer and Executive Vice President
Franklin Credit Management Corporation

Matthew Dyckman, Partner
SNR Denton US LLP